Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 2, 2023

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022, Supplement No. 1 dated April 7, 2022, Supplement No. 2 dated April 13, 2022, Supplement No. 3 dated May 3, 2022, Supplement No. 4 dated May 20, 2022, Supplement No. 5 dated June 1, 2022, Supplement No. 6 dated August 12, 2022, Supplement No. 7 dated September 22, 2022, Supplement No. 8 dated October 24, 2022, Supplement No. 9 dated November 8, 2022, Supplement No. 10 dated November 15, 2022, and Supplement No. 11 dated December 22, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

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the status of our public offering;
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our acquisition of properties in Toronto, Ontario and Edmonton, Alberta;
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an update regarding our debt;
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the issuance of preferred units of our operating partnership;
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an amendment to our operating partnership’s Agreement of Limited Partnership; and
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an update to our risk factors.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of January 27, 2023, we had sold approximately 1.8 million Class A shares, 3.1 million Class T shares, and 0.3 million Class W shares for gross offering proceeds of approximately $52.8 million in our public offering. As of January 27, 2023, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisition of Properties in Toronto, Ontario and Edmonton, Alberta

Don Mills Property

On January 31, 2023, we, through a wholly-owned subsidiary of our operating partnership (the “Operating Partnership”), closed on the acquisition of a self-storage facility located in Toronto, Ontario (the “Don Mills Property”) from an unaffiliated third party. The Don Mills Property contains approximately 104,750 net rentable square feet of storage space and 1,020 self storage units. The purchase price for the Don Mills Property was approximately CAD$50.5 million, plus closing costs and an acquisition fee equal to approximately $0.4 million to our advisor. We funded such acquisition with a combination of proceeds from our public offering, the Loan, as described below, and the Preferred Investment, as described below.

Edmonton Property

On January 31, 2023, we, through the Operating Partnership, closed on the acquisition of a self-storage facility located in Edmonton, Alberta, Canada (the “Edmonton Property”) from an unaffiliated third party. The Edmonton Property is an approximately 50,000 net rentable square foot self-storage facility, containing approximately 490 units. The purchase price for the Edmonton Property was approximately CAD$15.0 million, plus closing costs and an acquisition fee equal to approximately $0.1 million to our advisor. We funded such acquisition with a draw of $15 million on the SmartStop Delayed Draw Mezzanine Loan.

Updating Regarding our Debt

National Bank Loan

On January 31, 2023, we, through certain wholly-owned subsidiaries (the “Borrowers”), entered into a CAD$25 million financing with National Bank of Canada (“National Bank”) as lender pursuant to a non-revolving term facility credit agreement (the “Loan”). The Loan is secured by a first mortgage on the Don Mills Property. The proceeds of the Loan were used to partially fund the acquisition of the Don Mills Property.

Pursuant to the loan agreement for the Loan (the “Loan Agreement”), the interest rate is equal to the one-month Canadian Dollar Offered Rate (“CDOR“), plus 2.4%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $25.0 million, whereby the CDOR is fixed at 3.79% through the maturity of the loan. The Loan also has an initial term of two years, maturing on January 31, 2025. The Loan is interest-only for the first year, payable monthly, and payments of principal and interest, calculated using a 25 year amortization, are due monthly after.

The Loan Agreement contains a debt service coverage ratio covenant and Debt Service Reserve Account as defined in the Loan Agreement. The Loan Agreement also contains customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, and events of default. We serve as a full recourse guarantor with respect to the Loan for up to CAD$27.0 million.

Issuance of Preferred Units of Our Operating Partnership

On January 30, 2023, we, the Operating Partnership, and an affiliate of our sponsor (the “Preferred Investor”) entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Preferred Unit Purchase Agreement”) pursuant to which the Operating Partnership issued and sold to the Preferred Investor, and the Preferred Investor purchased 600,000 Series A Cumulative Redeemable Preferred Units of Limited Partnership Interest (the “Preferred Units”) at a liquidation preference of $25.00 per unit (the “Liquidation Amount”) in consideration for the Preferred Investor making a capital contribution to the Operating Partnership in an amount of $15 million (the “Preferred Investment”). The proceeds of the Preferred Investment were used to partially fund the acquisition of the Don Mills Property. In connection with the Preferred Investment, we paid the Preferred Investor an investment fee equal to $150,000.

Amendment to our Operating Partnership Agreement

On January 30, 2023, in connection with the Preferred Investment, we and the Operating Partnership entered into Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Amendment”) with the Preferred Investor, to establish a series of preferred units of limited partnership interest of the Operating Partnership which shall be designated the “Series A Cumulative Redeemable Preferred Units.” The Amendment sets forth the key terms of the Preferred Units which are summarized below.

Distribution Rate

The Preferred Units will receive current distributions (the “Current Distributions”) at a rate of 7.0% per annum on the Liquidation Amount until the second anniversary of the date of issuance, 8.0% per annum commencing thereafter until the third anniversary of the date of issuance, 9.0% per annum commencing thereafter until the fourth anniversary of the date of issuance, and 10% per annum thereafter, payable monthly and calculated on an actual/360 basis.

Redemptions; Repurchases

The Preferred Units may be redeemed by the Operating Partnership, in whole or in part, at the option of the Operating Partnership at any time or from time to time following the second anniversary of the initial date of issuance. The redemption price for the Preferred Units will be equal to the sum of the Liquidation Amount plus all accumulated and unpaid distributions thereon to the date of redemption (the “Redemption Price”). If fewer than all of the outstanding Preferred Units are to be redeemed at the option of the Operating Partnership, the Preferred Units to be redeemed will be determined pro rata or by lot or in such other manner as determined by us, as the general partner of the Operating Partnership.

A holder of Preferred Units may require the Operating Partnership to repurchase the Preferred Units upon the occurrence of any of the following (each an “Optional Repurchase Event” and as defined within the Amendment): (A) a breach of any of the Protective Provisions; (B) an Event of Default; (C) a Change of Control that has not been consented to in accordance with the terms of the Amendment; or (D) our failure to qualify as a REIT under the Internal Revenue Code (the “Code”). The repurchase price for the Preferred Units will be the Redemption Price.

Covenants

The Amendment contains a number of covenants applicable to us and the Operating Partnership, including, but not limited to, certain covenants that require that distributions on the Preferred Units be given priority over other disbursements, including distributions on Common Units and certain redemptions of our shares of common stock, each under the circumstances outlined further in the Amendment.

Events of Default

The occurrence of any of the following shall constitute an Event of Default under the Amendment: (i) a material default in the performance of, or material breach of any covenant, warranty or other agreement contained in the Second Amended and Restated Limited Partnership Agreement, the Amendment or the Unit Purchase Agreement by us or the Operating Partnership, as applicable, and the continuance of such default or breach for a period of 10 business days after written notice is given to us and the Operating Partnership; (b) an Event of Bankruptcy as to us, the Operating Partnership or any of our or its subsidiaries that has not been consented to in advance by the holders of the Preferred Units; (c) any breach or default or event of default that occurs under any instrument, agreement or indenture pertaining to any indebtedness of us or the Operating Partnership or any of our or its subsidiaries aggregating more than $5 million, the effect of which is to cause an acceleration, mandatory redemption or other required repurchase of such indebtedness or such indebtedness is otherwise declared to be due and payable or required to be prepaid, redeemed, or otherwise repurchased by us or the Operating Partnership or any such subsidiary prior to maturity thereof; and (d) our failure to qualify as a REIT under the Code.

Protective Provisions

Pursuant to the terms of the Amendment, we, the Operating Partnership and our and its subsidiaries are prohibited from undertaking the following activities while the Preferred Units are outstanding without first obtaining the prior written consent of the holders of a majority of the Preferred Units then outstanding (capitalized terms are as defined in the Amendment):

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authorizing or issuing additional (1) preferred stock or units that are equal to or senior to the Preferred Units with respect to certain rights and preferences, or (2) junior stock or units that interferes with the rights of the Preferred Units or interferes in any way with our management or the management of the Operating Partnership;

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altering the terms of (1) the Amendment or the Unit Purchase Agreement, or (2) our organizational documents or the organizational documents of the Operating Partnership, or any of our or its respective subsidiaries, to the extent the amendment would reasonably be expected to adversely affect the Preferred Units or the holders of the Preferred Units;
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in the case of the Operating Partnership, redeeming, repurchasing or acquiring junior equity securities, and in the case of us, our subsidiaries, and subsidiaries of the Operating Partnership, redeeming any equity securities, other than (1) redemptions pursuant to our share redemption program, (2) redemptions of units of limited partner interest of the Operating Partnership in exchange for shares of our common stock;
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engaging in a Change of Control;
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commencing or suffering to exist an Event of Bankruptcy as to us, the Operating Partnership, or any of our or its respective subsidiaries;
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paying any distributions, other than a distribution made on a regular monthly basis consistent with past practice on (1) in the case of the Operating Partnership, Common Units or other equity securities that rank, as to distributions and upon liquidation, junior to the Preferred Units, and (2) in the case of us, our subsidiaries, or a subsidiary of the Operating Partnership, shares of common stock or common equity securities or other equity securities that rank, as to distributions and upon liquidation, junior to such entity’s shares of preferred stock or preferred equity securities; provided, however, that the foregoing shall not prohibit special distributions that are necessary to preserve our status as a REIT under the Code; and
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engaging in a recapitalization, reorganization, merger, unit or stock split, statutory unit or stock exchange, sale of all or substantially all of such entity’s assets, tender offer for all or substantially all of its Common Units, shares of common stock or other common equity securities, as the case may be, or other similar transaction.

Update to Our Risk Factors

As a result of the Preferred Investment, the following is added to the “Summary of Principal Risk Factors” section of the Prospectus:

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The Preferred Units rank senior to all classes or series of partnership interests in our Operating Partnership, and therefore, any cash we have to pay distributions may be used to pay distributions to the Preferred Investor first, which could have a negative impact on our ability to pay distributions to you.

In connection with the Preferred Investment, the following is added to the “Risks Related to this Offering and an Investment in Strategic Storage Trust VI, Inc.” section of the Prospectus:

The Preferred Units rank senior to all classes or series of partnership interests in our Operating Partnership, and therefore, any cash we have to pay distributions may be used to pay distributions to the Preferred Investor first, which could have a negative impact on our ability to pay distributions to you.

The Preferred Units rank senior to all common stockholders or common series of partnership units in our Operating Partnership, and therefore, the rights of holders of Preferred Units to distributions may be senior to distributions to our common stockholders. Furthermore, distributions on the Preferred Units are cumulative and are payable monthly. The Preferred Investor has a liquidation preference in the event of our involuntary liquidation, dissolution or winding up of the affairs of our Operating Partnership (a “liquidation”) which could negatively affect any payments to our common stockholders in the event of a liquidation. In addition, our Operating Partnership’s right to redeem the Preferred Units at any time could have a negative effect on our ability to pay distributions to you.